Exhibit 12.1
TEXTRON INC.
MANUFACTURING GROUP

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended September 29, 2007
Fixed charges:
Interest expense*	$81
Estimated interest portion of rents	20
Total fixed charges	$101

Income:
Income from continuing operations before income taxes	$934
Eliminate equity in undistributed pretax income on financial subsidiaries	(39)
Fixed charges	101
Adjusted income	$996

Ratio of income to fixed charges	9.86

* Excludes interest expense related to unrecognized tax benefits.